SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                             US Airways Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share

           (Upon Conversion of Series F Cumulative Convertible Senior
                                Preferred Stock)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  911905 10 7
                ------------------------------------------------
                                 (CUSIP Number)


Paul Jasinski                                        Benjamin F. Stapleton
British Airways Plc                                  Sullivan & Cromwell
75-20 Astoria Boulevard                              125 Broad Street
Jackson Heights, New York  11370                     New York, New York  10004
(718) 397-4250                                       (212) 558-3740
--------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 21, 1997
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO.  911905 10 7
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BritAir Acquisition Corp. Inc.
         IRS Identification No. 521578385

--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC, AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                   [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER

  NUMBER OF       28,059.364 shares of Series F Cumulative
    SHARES        Convertible Senior Preferred Stock
                  --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             -0-
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON         28,059.364 shares of Series F Cumulative
    WITH          Convertible Senior Preferred Stock

                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         28,059.364 shares of Series F Cumulative Convertible
         Senior Preferred Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.3% of Common Stock (assuming conversion of Series F
         Cumulative Convertible Senior Preferred Stock)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         British Airways Plc
         IRS Identification No. 131546240

--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                   [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER

  NUMBER OF       28,059.364 shares of Series F Cumulative
    SHARES        Convertible Senior Preferred Stock
                  --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             -0-
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON              28,059.364 shares of Series F Cumulative
    WITH               Convertible Senior Preferred Stock
                 ---------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         28,059.364 shares of Series F Cumulative Convertible
         Senior Preferred Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.3% of Common Stock (assuming conversion of Series F
         Cumulative Convertible Senior Preferred Stock)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

                  This Statement relates to the common stock, par value $1.00 per share, of US Airways Group, Inc. ("US Airways"), Crystal Park Four, 2345 Crystal Drive, Arlington, Virginia 22227 (the "Common Stock"), which is issuable upon conversion of the Series F Cumulative Convertible Senior Preferred Stock, no par value (the "Series F Preferred Stock").

Item 4. Purpose of Transaction
        ----------------------

                  On May 21, 1997, BritAir Acquisition Corp. Inc. ("BritAir") exercised its right to convert all its 28,059.364 shares of the Series F Preferred Stock into 14,458,851 shares of the Common Stock of US Airways pursuant to the Certificate of Designation of the Series F Preferred Stock and
Section 4(a) of the Stock Purchase Agreement, dated May 19, 1997, by and among US Airways, British Airways Plc ("BA") and BritAir.

                  On May 21, 1997, BritAir also entered into an Underwriting Agreement (attached hereto as Exhibit 1 (the "Underwriting Agreement") with Goldman, Sachs & Co. ("Goldman Sachs"), providing for the sale by BritAir of 14,458,851 shares of the Common Stock of US Airways, to be received upon conversion of BritAir's 28,059.364 shares of the Series F Preferred Stock, to

                  Goldman Sachs. Under the terms of the Underwriting Agreement, the purchase price for the Common Stock is $34.50 per share. A copy of the press release, dated May 21, 1997, issued by BA and BritAir in connection with the above transactions is attached hereto as Exhibit 99.1.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

                  (a) BritAir, a wholly owned subsidiary of BA, directly owns 28,059.364 shares of the Series F Preferred Stock. Subject to restrictions on foreign ownership of U.S. airlines, the 28,059.364 shares of the Series F Preferred Stock held by BritAir are convertible into 14,458,851 shares of the Common Stock of US Airways, which is equal to approximately 18.3%* of the total number of shares of the Common Stock of US Airways outstanding (assuming conversion of the Series F Preferred Stock).

                  (b) BritAir has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, the shares of Series F Preferred Stock owned by it.

                  (c) Not applicable.

                  (d) No person other than BritAir has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series F Preferred Stock beneficially owned by BritAir.



--------

* Based on the number of shares of Common Stock of US Airways outstanding as of March 24, 1997, as disclosed in US Airways' Proxy Statement relating to the Annual Meeting of Stockholders for 1997.

                  (e) The reporting persons ceased to be the beneficial owners of more than five percent of the Common Stock of US Airways on May 21, 1997.

Item 7.  Material to be filed as Exhibits
         --------------------------------

                  1. Underwriting Agreement, dated May 21, 1997, between BritAir and Goldman Sachs.

                  2. Press Release, dated May 21, 1997, by BA and BritAir.

                                   SIGNATURES

                  Each of the undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.

                                             BRITISH AIRWAYS PLC


                                             By /s/ Paul Jasinski
                                                ------------------
                                                Paul Jasinski
                                                Authorized Representative*



                                             BRITAIR ACQUISITION CORP. INC.


                                             By /s/ Tiffany Hall
                                                ------------------
                                                Tiffany Hall
                                                President


Dated:  May 21, 1997


--------

* Power of Attorney previously filed in Amendment No. 3 to the Schedule 13D filed by BA and BritAir, dated February 14, 1997.

                                  EXHIBIT INDEX


                                                                   Page on which
                                                                 Exhibit appears
                                                                 _______________


         Ex-1      1.  Underwriting Agreement, dated May 21, 1997,
                       between BritAir and Goldman Sachs.

         Ex-99.1   2.  Press Release, dated May 21, 1997, by BA
                       and BritAir.